October 7, 2013

Via EDGAR and Overnight Delivery

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention: Amit Pande, Accounting Branch Chief

Re:	BankGuam Holding Company (File No. 000-54483)
Form 10-K for Fiscal Year Ended December 31, 2012
Definitive Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Thank you for the comments that you sent to me in your letter dated September 25, 2013. We value your comments and guidance, as they will help us to better inform the Securities and Exchange Commission as well as our investors and our prospective investors about BankGuam Holding Company’s corporate and ownership structure, our performance, our activities, the economic and financial environment in which we operate, the measures that we take to ensure both the accuracy and the completeness of our disclosures, and, to a very limited extent, our anticipation of future events.

Set forth in this letter are the detailed responses of BankGuam Holding Company (“BankGuam” or the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter to us dated September 25, 2013 (the “Comment Letter”). According to that letter, the comments relate to the Company’s Form 10-K for the period ended December 31, 2012, filed with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s Definitive Proxy Statement on Schedule 14A filed April 10, 2013. For ease of review, we have set forth each of the Staff’s comments and our responses thereto in the same order as the comments were set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

Management’s Assessment of Internal Control over Financial Reporting, page 40

1. STAFF COMMENT: We note your disclosure that as of December 31, 2012, there was no control deficiency or aggregation of deficiencies that constituted a material weakness. Please confirm whether your internal control over financial reporting was effective as of December 31, 2012 in accordance with Item 308(a)(3) of Regulation S-K and revise your future filings accordingly.

Response:

Management’s Assessment of Internal Control Over Financial Reporting

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design and the testing of the operational effectiveness of the Company’s internal control over financial reporting. Based upon this assessment, management believes that, as of December 31, 2012, there was no control deficiency or aggregation of deficiencies that constituted a material weakness.

We confirm with the following statement that our internal control over financial reporting was effective at December 31, 2012.

Based on management’s assessment of the effectiveness of the Company’s internal control over financial reporting, management determined that, as of December 31, 2012, BankGuam Holding Company maintained effective internal control over financial reporting.

We will include a similar statement in future filings in accordance with Item 308(a)(3) of Regulation S-K.

Schedule 14A, filed April 10, 2013

Beneficial Ownership of Common Stock, page 2

2. STAFF COMMENT: Consistent with Item 403, please explain to us the reason for the difference in your disclosure on page 4 on which you disclose that Lourdes A. Leon Guerrero is the beneficial owner of over 45.34% of your common stock with your disclosure on page 4 that states that she is the beneficial owner of less than 1%.

Response:

The listing of Ms. Lourdes A. Leon Guerrero on page 4 as beneficial owner of less than 1% of the Company’s shares is an unintended oversight. Based on the disclosure required by Rule 13d-3(d)(1), we will reflect her beneficial ownership of 45.34% of the Company’s shares, as reported on page 2 of Schedule 14A, in the table disclosing the beneficial ownership of common stock by Directors and Executive Officers in our future filings, and the footnote will refer the reader to footnote (2) under the Principal Shareholders table.

Board of Directors, page 5

3. STAFF COMMENT: We note that the person serving as your Chair of the Board, President and Chief Executive Officer has the same last name as the person serving as your Vice Chairman of the Board, Executive Vice President and Chief Operating Officer as well as another person serving as a director. Please tell us whether any of the Leon Guerrero’s has a family relationship to any other officer or director of BankGuam. Based upon your response, revise future filings to provide the disclosure required by Item 401(d) of Regulation S-K.

Response:

Ms. Lourdes A. Leon Guerrero, Chair of the Board, President and Chief Executive Officer, is a second cousin of Mr. William D. Leon Guerrero, Vice Chair of the Board, Executive Vice President and Chief Operating Officer, and a more distant relative of Mr. Martin D. Leon Guerrero, Treasurer and Assistant Secretary of the Board; Mr. Martin D. Leon Guerrero is a distant relative of Mr. William D. Leon Guerrero, as well. As such, the relationships between and among these three Board members are more remote than first cousin, and, in accordance with the Instruction to Item 401(d) of Regulation S-K, are therefore not required to be reported. However, as reported in that same section of Schedule 14A, as filed on April 10, 2013, under the category of “Class III Directors,” it is reported in his paragraph that Mr. Joaquin L.G. Cook is the son of Ms. Lourdes A. Leon Guerrero. There are no other reportable relationships between or among any other officers or directors of the Company.

Transactions with Related Persons, page 22

4. STAFF COMMENT: Please confirm for us that any loans outstanding to directors, officers and their affiliates involved more than the normal risk of collectability or present other unfavorable features. Please refer to Instruction 4(c)(iii) to Item 404(a) of Regulation S-K. Please make conforming changes to future filings.

Response:

In the ordinary course of its business, Bank of Guam (the “Bank”) makes loans to and engages in other banking transactions with its directors and their associates and with its officers. Such loans and other banking transactions are made on the same terms, including interest rates and collateral securing the loans, as those prevailing at the time for comparable transactions with persons of comparable creditworthiness who have no affiliation with the Company or the Bank. In addition, such loans are made only if they do not involve more than the normal risk of collectability of loans made to non-affiliated persons and do not present any other unfavorable features.

We hereby confirm that no outstanding loans to directors, officers and their affiliates involve more than the normal risk of collectability or present other unfavorable features. We also confirm that each such outstanding loan was made in the normal course of business, and was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to persons not related to the Company or its subsidiary Bank. We will include language in future filings in accordance with Item 404(a) of Regulation S-K.

Acknowledgement

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (671) 472-5270/1.

Sincerely,

/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero
President and Chief Executive Officer